Exhibit 21.1

List of Subsidiaries

Company	Ownership %

Sinoenergy Holding Limited	100%

Qingdao Sinogas General Machinery Limited Corporation (“Sinogas”)	75.05%

Qingdao Sinogas Yuhan Chemical Equipment Company, Ltd.	81%**

Wuhan Sinoenergy Gas Company Limited	80%*

Pingdingshan Sinoenergy Gas Company Limited	90%

Jiaxing Lixun Automotive Electronic Company Limited	81%**

Hubei Gather Energy Company Limited	80%

Xuancheng Sinoenergy Vehicle Gas Company Limited	100%

Qingdao Jingrun General Machinery Company Limited	100%

Qingdao Sinoenergy General Machinery Company Limited	100%

*	This subsidiary is owned 40% by Sinogas and 50% by Sinoenergy Holding Limited.

**	This subsidiary is owned 75% by Sinogas and 25% by Sinoenergy Holding Limited.

Except for Sinoenergy Holding Limited, which is organized under the laws of the British Virgin Islands, each subsidiary is organized under the laws of the Peoples’ Republic of China.